

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 15, 2013

<u>Via E-Mail</u>
Mr. Myroslav Tsapaliuk
President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and Director
10 Bogdan Khmelnitsky Street, #13A
Kyiv, Ukraine 01030

> **Re:** **UA Granite Corporation**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed August 5, 2013**
> **File No. 333-189414**

Dear Mr. Tsapaliuk:

We reviewed the filing and have the comments below.

<u>General</u>

1. We note your response to comment one in our letter dated July 15, 2013 where you provide a broad description of the different types of granite products that you intend to distribute in the United States. We also note that the last paragraph of your response does not appear to be related to the registrant and its proposed business as it refers to developing and marketing of an "Internet telephony business." We continue to believe, however, that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Activity to date provides no assurance that you will be able to survive in the short or long term. Under the circumstances, we reissue our prior comment one to have the registration statement comply with Rule 419 of Regulation C under the Securities Act.

2. Please provide updated financial results through June 30, 2013 with your next amendment. Refer to Rule 8-08 of Regulation S-X for guidance on financial statement updating requirements.

<u>Risks Related to Our Company, page 6</u>

3. Please revise the first sentence to indicate 2,500,000 shares as the correct number of shares being offered by the company pursuant to the registration statement.

Use of Proceeds, page 11

4. We note your revised disclosure in response to comment 10 in our letter dated July 15, 2013. Please correct the "Net Remaining Balance" for each column as it currently reflects the wrong balance.

Dilution, page 12

5. In the existing shareholders table, please reflect the potential gain to existing shareholders net of offering expenses, and adjust both the net tangible book value and the increase to present stockholders in net tangible book value per share after the offering to $0.011 to reflect properly the difference between the net tangible book value per share before and after the offering.

6. In the purchasers of shares table if all shares are sold, the dilution per share should be $0.029, which is the difference between the $0.04 and $0.011 in the existing shareholders table. Please adjust accordingly.

Description of Business, page 16

7. Please note that you have not revised your disclosures in response to comments 18 through 32 in our letter dated July 15, 2013. Please revise your disclosures to address our prior comments in full. In addition, we make the following observations:

    •   In response to comment 20 in our letter dated July 15, 2013, we encourage you to expand your disclosure to provide investors with some objective criteria related to the quality of your product.

    •   Your revised disclosure in response to comment 22 in our letter dated July 15, 2013 needs to provide investors with a better understanding of the market prices of the products with which you will compete. Please avoid broad and generic statements such as "[o]ur retail pricing… will not be lower than, and be approximately the same, as the pricing for competing products."

    •   Please ensure that comment 25 in our letter dated July 15, 2013 is addressed in full. In this respect we note that in response to this comment, you do not discuss the status of the United States market for products similar to yours, whether the U.S. market is dependent on foreign imports, and, to the extent known, the percentage of foreign product sales in the United States market.

We may have additional comments following our review of your revised disclosures.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Thomas D. D'Orazio, Staff Accountant, at (202) 551-3825 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior

Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.


Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director


cc: <u>Via E-Mail</u>
       Thomas E. Puzzo, Esq.
       Law Offices of Thomas E. Puzzo, PLLC
       3823 44th Avenue, NE
       Seattle, WA 98105